Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2020

Piraeus, Greece, February 22, 2021, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2020.

Highlights

•	Announces agreement for the acquisition of approximately 45% of GasLog Ltd.’s outstanding common shares by BlackRock’s Global Energy & Power Infrastructure Team.
•	Delivery of the GasLog Georgetown on November 16, 2020, a 174,000 cubic meter (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) and commencement of its seven-year time charter agreement with a wholly-owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).
•	Post year-end, delivery of the GasLog Galveston on January 4, 2021, a 174,000 cbm LNG carrier with X-DF propulsion and commencement of its seven-year time charter agreement with Cheniere.
•	Completed the sale-and-leaseback of the GasLog Hong Kong, with CMB Financial Leasing Co. Ltd. (“CMBFL”), releasing $26.4 million of incremental liquidity to GasLog.
•	Post year-end, completed the sale-and-leaseback of the GasLog Houston with ICBC Financial Leasing Co. Ltd. (“ICBC”), releasing $34.8 million of incremental liquidity to GasLog.
•	Repaid $26.5 million of debt in the fourth quarter of 2020, bringing total debt repayment (excluding prepayments for refinanced facilities) to $219.3 million during 2020.
•	Quarterly Revenues of $192.6 million, Profit of $45.9 million and Earnings per share[1] of $0.27 for the three-month period ended December 31, 2020.
•	Quarterly Adjusted EBITDA[1] of $137.4 million, Adjusted Profit[1] of $46.3 million and Adjusted Earnings per share[1] of $0.24 for the three-month period ended December 31, 2020.
•	Annual Revenues and Adjusted EBITDA of $674.1 million and $465.6 million for the twelve-month period ended December 31, 2020.
•	Quarterly dividend of $0.05 per common share payable on March 11, 2021.

Agreement for the acquisition of approximately 45% of GasLog Ltd.’s outstanding common shares by BlackRock’s Global Energy & Power Infrastructure Team

As we separately announced today, GasLog has entered into an agreement and plan of merger (the “Merger Agreement”) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, “GEPIF”), which is focused on essential, long-term infrastructure investments in the energy and power sector, pursuant to which GEPIF will acquire all of the outstanding common shares of GasLog Ltd. that are not held by certain existing shareholders for a purchase price of $5.80 in cash per share (the “Transaction”). Following the consummation of the Transaction, certain existing shareholders, including Blenheim Holdings Ltd., which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, will continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF will hold approximately 45%. Please refer to the separate press release on the Transaction dated February 22, 2021 for additional information.

Dividend Declarations

On December 9, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on January 4, 2021 to holders of record as of December 31, 2020.

On February 21, 2021, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.8 million in the aggregate, payable on March 11, 2021 to shareholders of record as of March 4, 2021.

GasLog Partners Strategic Review Update

On November 10, 2020, GasLog Partners LP (“GasLog Partners” or the “Partnership”) announced its intention to engage with an independent advisor to assess its strategic alternatives. After a comprehensive analysis of the Partnership’s corporate structure, assets, financial position, competitive environment and current and expected commercial market, the following conclusions have been reached:

•	GasLog Partners will maintain its current corporate structure with GasLog as its general partner;
•	GasLog Partners will continue to pursue an independent commercial and operational strategy of owning, operating, and acquiring LNG carriers; and
•	Strategy remains an ongoing focus of the GasLog Partners’ board and GasLog Partners is open to entertaining all value-enhancing options for the business as it continues to reduce debt and enhance liquidity.

Financial Summary

	For the three months ended		For the year ended
Amounts in thousands of U.S. dollars	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Revenues	$182,253	$192,602	$668,637	$674,089
(Loss)/profit for the period	$(119,889)	$45,948	$(115,613)	$3,289
Adjusted EBITDA[1]	$129,209	$137,397	$461,226	$465,577
Adjusted Profit[1]	$38,474	$46,299	$113,000	$111,138
(Loss)/profit attributable to the owners of GasLog	$(50,171)	$28,233	$(100,661)	$(44,948)
EPS, basic	$(0.65)	$0.27	$(1.37)	$(0.63)
Adjusted EPS[1]	$0.14	$0.24	$0.29	$0.40

There were 2,796 revenue operating days for the quarter ended December 31, 2020, as compared to 2,465 revenue operating days for the quarter ended December 31, 2019. The increase in revenue operating days was mainly driven by the increased operating days from the deliveries of our wholly-owned vessels the GasLog Windsor on April 1, 2020, the GasLog Wales on May 11, 2020, the GasLog Westminster on July 15, 2020 and the GasLog Georgetown on November 16, 2020, all under long-term contracts with high-quality charterers.

This quarter we amended the definition of the spot fleet and amended the revenue breakdown accordingly, to reflect our commercial strategy. Specifically, vessel revenues are now allocated to two categories: (a) spot fleet and (b) long-term fleet. The spot fleet category contains all vessels that have contracts with initial duration of less than five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories exclude optional periods.

For the quarter and year ended December 31, 2020, an analysis of revenue operating days, revenues and voyage expenses and commissions per category of charter is presented below:

	For the three months ended December 31, 2020		For the year ended December 31, 2020
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	1,340	1,507	4,598	5,924
Revenue operating days(**)	1,289	1,507	4,109	5,922
Revenues (***)	74,094	118,290	210,390	462,887
Voyage expenses and commissions	(2,185)	(1,624)	(14,990)	(6,893)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

(**) Revenue operating days represent total available days after deducting off-charter days and unscheduled off-hire days.

(***) Revenues exclude the revenues from vessel management services of $218 and $812 for the quarter and the year ended December 31, 2020, respectively.

Revenues were $192.6 million for the quarter ended December 31, 2020 ($182.3 million for the quarter ended December 31, 2019). Revenues from the GasLog 100% owned fleet increased by $22.7 million due to the four vessel deliveries in 2020. This increase was partially offset by a decrease of $11.5 million from the vessels owned by GasLog’s subsidiary, GasLog Partners, mainly attributable to the expiration of the initial multi-year time charters of the Methane Alison Victoria, the Methane Rita Andrea and the Methane Shirley Elisabeth.

Vessel operating and supervision costs were $41.4 million for the quarter ended December 31, 2020 ($39.5 million for the quarter ended December 31, 2019). The increase was solely attributable to the increase of our fleet following the delivery of the four vessels in 2020, partially offset by the decrease in daily operating costs from $15,917 per ownership day (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) for the three months ended December 31, 2019 to $14,760 per ownership day (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) for the three months ended December 31, 2020. Daily operating costs decreased mainly due to the decreased technical maintenance expenses as a result of management’s operating cost initiatives during 2020 and decreased insurance costs, partially offset by the unfavorable movement of the Euro (“EUR”)/U.S. dollar (“USD”) exchange rate in the fourth quarter of 2020 as compared to the fourth quarter of 2019.

General and administrative expenses were $11.8 million for the quarter ended December 31, 2020 ($14.5 million for the quarter ended December 31, 2019), before adjusting for restructuring costs. General and administrative expenses include the effect of the restructuring costs of $0.2 million and $4.7 million for the quarters ending December 31, 2020 and 2019, respectively. Daily general and administrative expenses, decreased to $4,000 per vessel ownership day for the three months ended December 31, 2020 from $5,634 per vessel ownership day for the three months ended December 31, 2019, which includes restructuring costs of $71 and $1,825 per vessel ownership day for the three months ended December 31, 2020 and 2019, respectively. The decrease in absolute terms was due to the aforementioned $4.5 million decrease in restructuring costs and a $1.9 million decrease in employee costs in relation to the cost saving initiatives previously announced, partially offset by the unfavorable movement of the EUR/USD exchange rate in the fourth quarter of 2020 as compared to the fourth quarter of 2019, increased costs of directors and officers insurance and increased legal and professional costs of $1.0 million associated with the Transaction incurred in the fourth quarter of 2020, as well as $0.5 million legal costs and professional expenses associated with the Strategic Review at GasLog Partners level.

Adjusted EBITDA1 was $137.4 million for the quarter ended December 31, 2020 ($129.2 million for the quarter ended December 31, 2019). The increase in Adjusted EBITDA was mainly attributable to the increase in revenues of $10.3 million and the decrease in voyage expenses of $0.5 million partially offset by the increase in vessel operating and supervision costs of $1.9 million and the increase in general and administrative expenses of $0.9 million, after adjusting for restructuring costs and foreign exchange losses.

Impairment loss on vessels was $6.2 million for the quarter ended December 31, 2020 ($162.1 million for the quarter ended December 31, 2019). As of December 31, 2020, the Group recognized a non-cash impairment loss of $6.2 million in aggregate on certain of its Steam vessels. The non-cash impairment loss of $6.2 million was recognized with respect to two Steam vessels owned by the Partnership, the Methane Alison Victoria and the Methane Heather Sally ($5.1 million), and one Steam vessel owned by GasLog, the Methane Lydon Volney ($1.1 million) in addition to the $22.5 million recognized in June 2020.

The COVID-19 pandemic placed downward pressure on economic activity and energy demand, as well as significant uncertainty regarding future near-term LNG demand and, therefore, LNG shipping requirements. This has reduced our expectations for the estimated rates at which employment for our vessels could be secured over the near-term in the spot market.

Financial costs were $39.2 million for the quarter ended December 31, 2020 ($51.6 million for the quarter ended December 31, 2019). The decrease was mainly attributable to the decrease of $9.2 million in interest expense on loans, bonds and cash flow hedges due to lower London Interbank Offered Rate (“LIBOR”) rates prevailing in the fourth quarter of 2020 compared to the same period in 2019. Specifically, during the three-month period ended December 31, 2020, we had an average of $3,629.3 million of outstanding indebtedness, with a weighted average interest rate of 3.2%, while during the three-month period ended December 31, 2019, we had an average of $3,171.7 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.8%. In addition, there was a $4.2 million decrease in unrealized foreign exchange losses on cash and bonds included in other financial costs and a decrease of $2.1 million in loss arising from the bond repurchases at premium to par incurred in the fourth quarter of 2019, partially offset by the increase of $3.5 million in amortization and write-off of deferred loan/bond issuance costs/premium relating to the write-offs of unamortized loan fees due to the repayment of the loan of the GasLog Hong Kong following the completion of its sale-and-leaseback transaction.

Gain on derivatives was $2.0 million for the quarter ended December 31, 2020 ($12.4 million for the quarter ended December 31, 2019). The decrease in gain was mainly attributable to a net increase of $7.9 million in realized loss on derivatives held for trading and a $3.3 million decrease in unrealized gain from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

Profit for the period was $45.9 million for the quarter ended December 31, 2020 (loss of $119.9 million for the quarter ended December 31, 2019).

The increase in profit for the period was mainly attributable to the increase in profit from operations (largely due to the decrease in impairment loss on vessels and the increase in revenues) and the decrease in financial costs, partially offset by the decrease in gain on derivatives.

Adjusted Profit1 was $46.3 million for the quarter ended December 31, 2020 ($38.5 million for the quarter ended December 31, 2019), adjusted for the effects of the non-cash gain on derivatives, the impairment loss on vessels, the write-off of unamortized loan and bond fees due to the sale and leaseback transaction of the GasLog Hong Kong, the restructuring costs and the net foreign exchange losses.

Profit attributable to the owners of GasLog was $28.2 million for the quarter ended December 31, 2020 ($50.2 million loss for the quarter ended December 31, 2019). The increase in profit attributable to the owners of GasLog resulted from the respective movements in profit mentioned above.

As of December 31, 2020, GasLog had $367.3 million of cash and cash equivalents, of which $147.8 million was restricted cash, in relation to the amount drawn for the delivery of the GasLog Galveston until its delivery from the shipyard on January 4, 2021. In addition, a total amount of $23.5 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets, which has been reduced to approximately $13.0 million as of February 22, 2021. As of December 31, 2020, GasLog had an aggregate of $3.8 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $245.6 million was repayable within one year, and $196.2 million of lease liabilities, of which $9.6 million was payable within one year.

As of December 31, 2020, the total remaining balance of the contract prices of the two LNG carriers on order was $321.1 million (excluding the GasLog Galveston which was delivered on January 4, 2021), which GasLog expects to fund under the facility signed on December 12, 2019 with 13 international banks to provide debt funding for its current newbuilding program (the “Newbuilding Facility”), cash balances and cash from operations.

As of December 31, 2020, GasLog’s current assets totaled $437.5 million, while current liabilities totaled $459.4 million, resulting in a negative working capital position of $21.9 million. Current liabilities include $59.6 million of unearned revenue in relation to hires received in advance of December 31, 2020 (which represents a non-cash liability that will be recognized as revenue in January as the services are rendered). Taking into account the volatile commercial and financial market conditions experienced throughout 2020, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021, as well as the sale-and-leaseback transactions we concluded in October 2020 and January 2021 that released incremental liquidity of $61.2 million. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report.

1 Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit/(loss) attributable to non-controlling interests of $17.7 million and the dividend on preferred stock of $2.5 million for the quarter ended December 31, 2020 (($69.7) million and $2.5 million, respectively, for the quarter ended December 31, 2019) and net of the profit/(loss) attributable to the non-controlling interests of $48.2 million and the dividend on preferred stock of $10.1 million for the year ended December 31, 2020 (($15.0) million and $10.1 million, respectively, for the year ended December 31, 2019). Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after December 31, 2020:

	Contracted Charter Revenues and Days from Time Charters
	For the Year Ending December 31,
	2021	2022	2023	2024	2025 – 2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	606.3	568.7	521.6	445.7	1,347.4	3,489.7
Total contracted days(1)	9,244	8,232	7,036	5,887	18,151	48,550
Total available days(2)	12,176	12,775	12,535	12,660	100,590	150,736
Total unfixed days(3)	2,932	4,543	5,499	6,773	82,439	102,186
Percentage of total contracted days/total available days	75.9%	64.4%	56.1%	46.5%	18.0%	32.2%

(1)	Reflects time charter revenues and contracted days for 15 of our wholly owned vessels, the 15 vessels owned by the Partnership, the three bareboat vessels and the two newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the vessel undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)	Available days represent total calendar days after deducting 30 off-hire days when the vessel undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after December 31, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 6, 2020 and the Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020, August 5, 2020 and November 10, 2020. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Our Fleet

Owned Fleet

As of February 22, 2021, our wholly-owned fleet consisted of the following vessels:

			Cargo	Charterer (for
		Year	Capacity	contracts of more		Charter	Optional
Vessel Name		Built	(cbm)	than six months)	Propulsion	Expiration(1)	Period(2)
1	Methane Lydon Volney	2006	145,000	Spot Market	Steam turbine (“Steam”)	—	—
2	GasLog Savannah	2010	155,000	Spot Market	Tri-fuel diesel electric (“TFDE”)	—	—
3	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
5	GasLog Chelsea	2010	153,600	Glencore(3)	TFDE	January 2022	—
6	GasLog Salem	2015	155,000	Gunvor(4)	TFDE	March 2022	—
7	GasLog Genoa	2018	174,000	Shell(5)	X-DF	March 2027	2030-2033
8	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033
9	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033
10	GasLog Georgetown	2020	174,000	Cheniere	X-DF	November 2027	2030-2034
11	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035
12	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
13	GasLog Warsaw	2019	180,000	Cheniere Endesa(6)	X-DF	May 2021 May 2029	— 2035-2041
14	GasLog Singapore	2010	155,000	Spot Market Sinolam LNG (7)	TFDE	— September 2031	— —
15	GasLog Wales	2020	180,000	JERA(8)	X-DF	March 2032	2035-2038

As of February 22, 2021, the Partnership’s fleet consisted of the following vessels:

			Cargo	Charterer (for
		Year	Capacity	contracts of more		Charter	Optional
Vessel Name		Built	(cbm)	than six months)	Propulsion	Expiration(1)	Period(2)
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
5	Solaris	2014	155,000	Shell	TFDE	August 2021	—
6	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
7	Methane Shirley Elisabeth	2007	145,000	JOVO(9)	Steam	August 2022	—
8	GasLog Shanghai	2013	155,000	Gunvor(3)	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
11	Methane Alison Victoria	2007	145,000	CNTIC VPower(10)	Steam	October 2023	2024–2025
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessels

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Hong Kong (11)	2018	174,000	Total (11)	X-DF	December 2025	2028
2	Methane Julia Louise (12)	2010	170,000	Shell	TFDE	March 2026	2029-2031
3	GasLog Houston (13)	2018	174,000	Shell	X-DF	May 2028	2031-2034

(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Warsaw has the right to extend the charter by two additional periods of six years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Windsor has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Wales has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Westminster has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Alison Victoria may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The charterer of the Methane Jane Elizabeth has the right to extend the term of related charter by two additional periods of one year, respectively, provided that the charterer gives us advance notice of its exercise of any extension option. The charterer of the GasLog Georgetown and the GasLog Galveston has the right to extend the term of the related charters by three additional periods of three, two and two years, respectively provided that the charterer provides us with advance notice of declaration.
(3)	“Glencore” refers to ST Shipping & Transport Pte. Ltd., a wholly-owned subsidiary of Glencore PLC.
(4)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).
(5)	“Shell” refers to a subsidiary of Royal Dutch Shell plc (“Shell”).
(6)	“Endesa” refers to Endesa S.A.
(7)	The vessel is currently trading in the spot market and has been chartered to Sinolam LNG for the provision of an FSU after the vessel’s dry-docking and conversion to an FSU.
(8)	“JERA” refers to the principal LNG shipping entity of Japan’s JERA Co., Inc. (“JERA”).
(9)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly-owned subsidiary of JOVO Group (“JOVO”). The charter commenced on July 12, 2020.
(10)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The charter commenced on October 10, 2020.
(11)	On October 22, 2020, GasLog’s subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. The vessel was sold to Sea 190 Leasing. GasLog has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter. The vessel remains on its charter with Total Gas & Power Chartering Limited, a wholly-owned subsidiary of Total S.A., (“Total”).
(12)

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter.

The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.
(13)

On January 22, 2021, GasLog’s subsidiary, GAS-twenty four Ltd., completed the sale and leaseback of the GasLog Houston with Hai Kuo Shipping 2051G Limited (“Hai Kuo Shipping”). The vessel was sold to Hai Kuo Shipping. GasLog has leased back the vessel under a bareboat charter from Hai Kuo Shipping for a period of up to eight years. GasLog has the obligation to re-purchase the vessel at end of the charter period. GasLog has also the option to re-purchase the vessel on pre-agreed terms no earlier than the end of the first interest period and no later than the end of year eight of the bareboat charter. The vessel remains on its charter with Shell.

Future Deliveries

As of February 22, 2021, GasLog has two newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Expected Delivery	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(1)
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere	X-DF	2028

(1)	Charter expiration to be determined based upon actual date of delivery.

Conference Call

GasLog and GasLog Partners will host a joint conference call to discuss their results for the fourth quarter of 2020 at 8.30 a.m. EST (3.30 p.m. EET) on Monday, February 22, 2021. Senior management of GasLog and GasLog Partners will review the operational and financial performance of the companies. The presentation of each company’s fourth quarter results will be followed by separate Q&A sessions for each company.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 5262308

A live webcast of the conference call will be available on the Investor Relations page of the GasLog website (http://www.gaslogltd.com/investors) and GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the company websites as referenced above.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 (15 on the water and two on order) are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd. to CMBFL and ICBC respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	the ability of GasLog and GEPIF to consummate the Transaction is difficult to predict, involve uncertainties that may materially affect actual results and that may be beyond the control of GasLog and GEPIF , including, but not limited to, the satisfaction of the conditions to the closing of the Transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or cause delays in the consummation of the Transaction;

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	increased exposure to the spot market and fluctuations in spot charter rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	fluctuations in currencies and interest rates;
•	the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact of environmental liabilities on us and the shipping industry, including climate change;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020, August 5, 2020 and November 10, 2020, and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit and sale-and-leaseback facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2019	December 31, 2020
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	21,620	21,759
Deferred financing costs	11,592	5,150
Other non-current assets	24,221	12,463
Derivative financial instruments	3,572	5,561
Tangible fixed assets	4,427,065	5,028,509
Vessels under construction	203,323	132,839
Right-of-use assets	206,495	203,437
Total non-current assets	4,907,399	5,419,229
Current assets
Trade and other receivables	24,900	36,223
Dividends receivable and other amounts due from related parties	573	1,259
Derivative financial instruments	429	534
Inventories	8,172	7,564
Prepayments and other current assets	13,475	24,685
Short-term investments	4,500	—
Cash and cash equivalents	263,747	367,269
Total current assets	315,796	437,534
Total assets	5,223,195	5,856,763
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	954
Contributed surplus	760,671	759,822
Reserves	16,799	18,667
Treasury shares	(2,159)	(1,340)
Accumulated deficit	(87,832)	(132,780)
Equity attributable to owners of the Group	688,335	645,369
Non-controlling interests	961,518	951,768
Total equity	1,649,853	1,597,137
Current liabilities
Trade accounts payable	27,615	25,046
Ship management creditors	601	397
Amounts due to related parties	200	164
Derivative financial instruments	8,095	35,415
Other payables and accruals	136,242	143,057
Borrowings, current portion	255,422	245,626
Lease liability, current portion	9,363	9,644
Total current liabilities	437,538	459,349
Non-current liabilities
Derivative financial instruments	41,837	78,440
Borrowings, non-current portion	2,891,973	3,527,595
Lease liability, non-current portion	195,567	186,526
Other non-current liabilities	6,427	7,716
Total non-current liabilities	3,135,804	3,800,277
Total equity and liabilities	5,223,195	5,856,763

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Revenues	182,253	192,602	668,637	674,089
Net pool allocation	—	—	(4,264)	—
Voyage expenses and commissions	(4,332)	(3,809)	(23,772)	(21,883)
Vessel operating and supervision costs	(39,538)	(41,417)	(139,662)	(148,235)
Depreciation	(43,855)	(46,963)	(168,041)	(177,213)
General and administrative expenses	(14,512)	(11,797)	(47,385)	(47,249)
Loss on disposal of non-current assets	—	—	—	(572)
Impairment loss on vessels	(162,149)	(6,173)	(162,149)	(28,627)
(Loss)/profit from operations	(82,133)	82,443	123,364	250,310
Financial costs	(51,616)	(39,180)	(190,481)	(165,281)
Financial income	961	41	5,318	726
Gain/(loss) on derivatives	12,360	2,028	(55,441)	(84,658)
Share of profit of associates	539	616	1,627	2,192
Total other expenses, net	(37,756)	(36,495)	(238,977)	(247,021)
(Loss)/profit for the period	(119,889)	45,948	(115,613)	3,289
Attributable to:
Owners of the Group	(50,171)	28,233	(100,661)	(44,948)
Non-controlling interests	(69,718)	17,715	(14,952)	48,237
	(119,889)	45,948	(115,613)	3,289

(Loss)/profit per share – basic and diluted	(0.65)	0.27	(1.37)	(0.63)

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2019	December 31, 2020
Cash flows from operating activities:
(Loss)/profit for the year	(115,613)	3,289
Adjustments for:
Depreciation	168,041	177,213
Impairment loss on vessels	162,149	28,627
Loss on disposal of non-current assets	—	572
Share of profit of associates	(1,627)	(2,192)
Financial income	(5,318)	(726)
Financial costs	190,481	165,281
Realized foreign exchange losses	773	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	54,201	64,367
Recycled loss of cash flow hedges reclassified to profit or loss	697	—
Non-cash defined benefit obligations	—	57
Share-based compensation	5,447	5,849
	459,231	442,337
Movements in working capital	30,017	2,147
Cash provided by operations	489,248	444,484
Interest paid	(171,825)	(155,533)
Net cash provided by operating activities	317,423	288,951
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(479,618)	(732,385)
Proceeds from disposal of tangible fixed assets	—	2,322
Return of capital expenditures	10,451	—
Other investments	(158)	(472)
Payments for right-of-use assets	(935)	(5,803)
Dividends received from associate	1,313	1,725
Purchase of short-term investments	(82,500)	—
Maturity of short-term investments	103,000	4,500
Increase in restricted cash	—	(300)
Financial income received	5,469	844
Net cash used in investing activities	(442,978)	(729,569)
Cash flows from financing activities:
Proceeds from loans and bonds	905,730	2,138,035
Loan and bond repayments	(547,751)	(1,481,709)
Payment for bond repurchase at a premium	(46,721)	(1,937)
Payment for interest rate swaps termination	—	(31,662)
Proceeds from entering into interest rate swaps	—	31,622
Payment of loan issuance costs	(25,912)	(35,795)
Loan issuance costs received	—	792
Payment of equity raising costs	(1,670)	(1,153)
Proceeds from private placement	—	36,000
Proceeds from stock options’ exercise	149	—
Dividends paid	(193,436)	(90,041)
Payment for cross currency swaps’ termination	(3,731)	(4,052)
Purchase of treasury shares or GasLog Partners’ common units	(26,642)	(2,996)
Payments for lease liability	(9,950)	(11,150)
Net cash provided by financing activities	50,066	545,954
Effects of exchange rate changes on cash and cash equivalents	(3,358)	(1,814)
(Decrease)/increase in cash and cash equivalents	(78,847)	103,522
Cash and cash equivalents, beginning of the year	342,594	263,747
Cash and cash equivalents, end of the year	263,747	367,269

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, the swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives as defined above, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs; and in the case of Adjusted Profit and Adjusted EPS, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current and prior year periods, impairment loss on vessels, gain/loss on disposal of non-current assets, swap optimization costs (with respect to cash collateral amendments) and restructuring costs in particular are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPS because impairment of long-lived assets and gain/loss on disposal of non-current assets, which represent the excess of their carrying amount over the amount that is expected to be recovered from them in the future, and swap optimization costs (with respect to cash collateral amendments) and restructuring costs, which reflect specific actions taken by management to improve the Group’s future liquidity and profitability, are charges and items not considered to be reflective of the ongoing operations of the company, respectively, that we believe reduce the comparability of our operating and business performance across periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of (Loss)/profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period	(119,889)	45,948	(115,613)	3,289
Depreciation	43,855	46,963	168,041	177,213
Financial costs	51,616	39,180	190,481	165,281
Financial income	(961)	(41)	(5,318)	(726)
(Gain)/loss on derivatives	(12,360)	(2,028)	55,441	84,658
EBITDA	(37,739)	130,022	293,032	429,715
Foreign exchange losses, net	97	997	1,343	1,351
Restructuring costs	4,702	205	4,702	5,312
Loss on disposal of non-current assets	—	—	—	572
Impairment loss on vessels	162,149	6,173	162,149	28,627
Adjusted EBITDA	129,209	137,397	461,226	465,577

Reconciliation of (Loss)/profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period	(119,889)	45,948	(115,613)	3,289
Non-cash (gain)/loss on derivatives	(12,745)	(10,271)	54,898	64,367
Write-off and accelerated amortization of unamortized loan/bond fees	288	3,571	1,276	8,661
Foreign exchange losses, net	97	997	1,343	1,351
Restructuring costs	4,702	205	4,702	5,312
Unrealized foreign exchange losses/(gains), net on cash and bonds	3,872	(324)	4,245	(4,360)
Swap optimization costs (with respect to cash collateral amendments)	—	—	—	3,319
Loss on disposal of non-current assets	—	—	—	572
Impairment loss on vessels	162,149	6,173	162,149	28,627
Adjusted Profit	38,474	46,299	113,000	111,138

Reconciliation of (Loss)/Earnings Per Share to Adjusted Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period attributable to owners of the Group	(50,171)	28,233	(100,661)	(44,948)
Plus:
Dividend on preference shares	(2,516)	(2,516)	(10,063)	(10,063)
(Loss)/profit for the period attributable to owners of the Group used in EPS calculation	(52,687)	25,717	(110,724)	(55,011)
Weighted average number of shares outstanding, basic	80,864,603	95,175,917	80,849,818	88,011,160
(Loss)/earnings per share	(0.65)	0.27	(1.37)	(0.63)
(Loss)/profit for the period attributable to owners of the Group used in EPS calculation	(52,687)	25,717	(110,724)	(55,011)
Plus:
Non-cash (gain)/loss on derivatives	(12,745)	(10,271)	54,898	64,367
Write-off and accelerated amortization of unamortized loan /bond fees attributable to the owners of the Group	288	3,571	1,276	7,368
Impairment loss on vessels attributable to the owners of the Group	67,952	2,746	67,952	12,434
Loss on disposal of non-current assets	—	—	—	572
Swap optimization costs (with respect to cash collateral amendments)	—	—	—	3,319
Foreign exchange losses, net	97	997	1,343	1,351
Unrealized foreign exchange losses/(gains), net on cash and bonds	3,872	(324)	4,245	(4,360)
Restructuring costs	4,702	205	4,702	5,312
Adjusted profit attributable to owners of the Group	11,479	22,641	23,692	35,352
Weighted average number of shares outstanding, basic	80,864,603	95,175,917	80,849,818	88,011,160
Adjusted earnings per share	0.14	0.24	0.29	0.40